                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Information Required Pursuant To
              Rule 14f-1 Under The Securities Exchange Act Of 1934


                               September 21, 2000
                               ------------------
                                (Date of Report)


                                  Imatec Ltd.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          Delaware                     0-21752                11-3289398
----------------------------         ------------         -------------------
(State or other jurisdiction         (Commission             (IRS Employer
     of incorporation)               File Number)         Identification No.)


                 150 East 58th Street, New York, New York 10022
                 ----------------------------------------------
                    (Address of principal executive offices)


                                 (212) 826-0440
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

Background

         On June 7, 2000, Imatec Ltd., a Delaware corporation (the "Registrant"), filed with the Securities and Exchange Commission a Current Report on Form 8-K, announcing that as of May 26, 2000, the Registrant, through its wholly-owned subsidiary, Sequel Acquisition Corporation, a Delaware corporation ("SAC"), had entered into an asset purchase agreement (the "Asset Purchase Agreement") with Sequel Technology Corporation, a Washington corporation ("Sequel"), whereby SAC will acquire (the "Acquisition") substantially all of the properties and assets, the business and goodwill of Sequel, including the intellectual property and technology of Sequel, and assume approximately $2 million of liabilities in exchange for 15,000,000 shares of common stock, par value $.0001 per share, of the Registrant ("Registrant Common Stock"). Such number of shares of Registrant Common Stock is subject to adjustment in the event that Sequel should consummate a private offering prior to the closing of the Acquisition. The Asset Purchase Agreement was amended as of July 19, 2000 (the "Amendment"), to provide for, among other things, a two-for-one stock split of the outstanding Registrant Common Stock immediately prior to the Acquisition and the assumption by the Registrant of an additional $800,000 of liability of Sequel.

         The Asset Purchase Agreement contemplates that, in connection with, and simultaneously with, the closing of the Acquisition, the directors and officers of the Registrant shall resign and the individuals identified herein shall be elected by the then holders of a majority of the outstanding Registrant Common Stock.

         Subject to the immediately preceding sentence, at the date hereof and prior to the aforementioned stock split, the authorized capital stock of the Registrant consists of 20,000,000 shares of Registrant Common Stock, of which 4,080,201 are outstanding (on a fully-diluted basis on the date hereof), and 2,000,000 shares of undesignated classes or series of preferred stock, par $.0001 per share, of which no shares are outstanding. Pursuant to the Amendment, subject to a number of conditions, the outstanding Registrant Common Stock immediately prior to the Acquisition will be split two-for-one following the Acquisition.

         Following the closing of the Acquisition, the Registrant intends to amend its certificate of incorporation to increase its authorized capitalization to 40,000,000 shares of Registrant Common Stock and 2,000,000 shares of Registrant Preferred Stock.

         Following the closing of the Acquisition, the Registrant anticipates that 24,500,000 shares of Registrant Common Stock, and 150,000 shares of Series A Convertible Preferred Stock (each convertible into ten shares of Registrant Common Stock and voting with the Registrant Common Stock as one class on an as converted basis), will be outstanding and entitled to vote in an election of directors.

Directors To Be Elected At The Closing Of The Acquisition

         Set forth below is certain information with respect to the individuals to be named director of the Registrant at the closing of the Acquisition. There have been a total of six board meetings since January 1, 2000. Previously, the Registrant disclosed that Robert Savette, President and Chief Executive Officer of Sequel through August 2000, would serve as the President and Chief Executive Officer of the Registrant following the closing of the Acquisition. The Registrant and Sequel determined, with the agreement of Mr. Savette, that he would not serve in such capacities following the closing of the Acquisition.

         Rand Ross Schulman, 47, Chief Executive Officer. Mr. Schulman has agreed to be appointed to the Board of Directors and named Chief Executive Officer upon the closing of the Acquisition. From March 2000 until June 2000, Mr. Schulman served as Executive Vice President at Vizacom, Inc. From December 1997 until January 2000, Mr. Schulman served as Chief Executive Officer of Key Lime Software. From January 1994 until March 1997, Mr. Schulman served as Executive Vice President at TriTeal Corporation.

         Mark G. Southern, 39, Vice President of Finance. Mr. Southern currently serves as Vice President of Finance of Sequel and has served in such capacity since December of 1999. Mr. Southern also served as Corporate Controller of Sequel from September 1998 to December 1999. From August 1997 until August 1998 Mr. Southern served as Corporate Controller at Cable Plus. From January 1997 until August 1997 Mr. Southern served as Chief Financial And Operations Officer, Secretary/Treasurer at Expotel. From May 1996 until January 1997 Mr. Southern served as Director of Finance, Operations and Information Systems at KidStar Interactive Media, Inc. From April 1995 to May 1996 Mr. Southern also served as World Wide Financial Operations Manager at the Microsoft Network (MSN). Following the closing of the Acquisition, Mr. Southern will continue as Vice President of Finance of the Registrant. Mr. Southern has also previously served as, Controller at McCaw Cellular Communications, now AT&T wireless, and as an audit manager with Ernst and Young.

         Ronald Leo Bernbaum, 49, Chairman of the Board of Directors. Mr. Bernbaum has served as a Director since inception and the Chairman of the Board of Directors of Sequel since September 1999. For over the past five years, Mr. Bernbaum has served as the President of Basic Capital, a company providing funding and management to companies in the real estate and technology industries.

Principal And Management Stockholders
Following The Closing Of The Acquisition

         Based solely upon information available at the date hereof and giving effect to the closing of the Acquisition, the conversion of the Registrant's Series A Preferred Stock into 1,500,000 shares of Registrant Common Stock, and to a private offering of securities currently being conducted by Sequel, the following table sets forth, as of the date immediately following the closing of the Acquisition,

         o each person who is known by the Registrant to be the owner of record or beneficial owner of more than 5% of the outstanding Registrant Common Stock,

         o each director and each executive officer (and executive officer appointees) of the Registrant,

         o all directors and executive officers (including executive officer appointees) of the Registrant as a group, and

         o the number of shares of common stock beneficially owned by each such person and such group and the percentage of the outstanding shares owned by each such person and such group.

         As a result of such private offering and as a result of a currently pending debt-for-equity conversion being conducted by Sequel, such beneficial ownership may change materially prior to the closing of the Acquisition.

         As used in the table below and elsewhere herein, the term beneficial ownership with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote, and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following the date of this prospectus. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all common stock shown as beneficially owned by them.

                                    Number of Shares of
                                    Registrant Common Stock
Name and Address                    Beneficially Owned                                  Percentage of Class
--------------------------          ---------------------------                         -------------------
Rand Ross Schulman                                   0                                              0
C/o Sequel Technology
   Corporation
3245 146th Place SE
Suite 300
Bellevue, Washington 98007

Mark Southern                                  416,843(1)                                         1.7
C/o Sequel Technology
   Corporation
3245 146th Place SE
Suite 300
Bellevue, Washington 98007

Ronald Leo Bernbaum                         10,600,000(2)                                        43.3
C/o 4576 Young Street
Suite 600
Toronto, Ontario M2W 6N4

Knightsbridge Financial                      2,400,000(3)                                         9.8
Services Ltd.
C/o 4576 Young Street
Suite 600
Toronto, Ontario M2W 6N4

Michael Florence                             2,400,000(4)                                         9.8
C/o Knightsbridge Financial
Services Ltd.
C/o 4576 Young Street
Suite 600
Toronto, Ontario M2W 6N4

Commendation Capital Group, Inc.             1,800,000(5)                                         7.3
C/o 4576 Young Street
Suite 600
Toronto, Ontario M2W 6N4

Dr. Hanoch Shalit                            1,870,354(6)                                         7.6
C/o The Company
150 East 58th Street
New York, New York 10155

Carmello Cotrino                             1,326,000                                            5.4
8 Homstead Circle
Marlboro, NJ 07746

All executive officers and
directors as a group                        10,619,143                                           41.1

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(1)      Includes options for 397,700 shares of Registrant Common Stock held by
         Commendation Capital Group, Inc.
(2) Includes (i) 6,400,000 shares of Registrant Common Stock held by Medstar Southbeach Marina Partnership II, an Ontario, Canada limited partnership, on behalf of which Mr. Bernbaum serves as trustee and has sole beneficial ownership of the referenced shares, (2) 2,400,000 shares of Registrant Common Stock held by Knightsbridge Financial Services Ltd., 50% of the outstanding securities of which are held by a trust, the trustee of which is the spouse of Mr. Bernbaum, and (3) 1,800,000 shares of Registrant Common Stock held by Commendation Capital Group, Inc. 53% of which is controlled by a trust of which Mr. Bernbaum serves as trustee.
(3) Knightsbridge Financial Services Ltd. is owned 50% by a trust, the trustee of which is the spouse of Mr. Bernbaum, and 50% by Michael Florence. The other 50% by Rikare Management Inc., which is controlled by Michael Florence.
(4) Consists of shares of Registrant Common Stock owned of record by Knightsbridge Financial Services Ltd.
(5) Commendation Capital Group, Inc. is owned by two trusts, one of which owns 53%, the trustee of which is Mr. Bernbaum. The shares held by Commendation Capital Group, Inc. are to be offered as options to present and former employees of Sequel after the close of the transaction.
(6)      Includes 200,000 shares which may be acquired under stock options.

Related Party Transactions

         From June 1999 through February 2000, Mr. Bernbaum, acting as trustee for certain unaffiliated entities and individuals, together with certain shareholders of Sequel who subsequently assigned their debt to Mr. Bernbaum as trustee for the referenced entities and individuals, loaned $4,760,000 aggregate principal amount to Sequel. Such loans accrue interest at the rate of 18% per annum, are due on demand, are secured by a lien on Sequel's assets, and have an aggregate premium of $9,520,000. Upon closing of the Acquisition, such debt, together with the accrued interest and premium thereon, will be exchanged for 13,2000,000 shares of Registrant Common Stock. Of this number of shares, beneficial ownership of 8,800,000 will be attributed to Mr. Bernbaum. The 8,800,000 shares includes 6,400,000 shares to be held by Medstar Southbeach Marina Partnership II, an Ontario, Canada limited partnership, on behalf of which Mr. Bernbaum serves as trustee and has sole beneficial ownership and 2,400,000 shares will be held by Knightsbridge Financial Services Ltd., 50% of the outstanding securities of which are held by a trust, the trustee of which is Mr. Bernbaum's spouse.

         Since March 1, 2000, Mr. Bernbaum and the companies for which he acts in the capacity of trustee, officer, or director loaned an additional $850,000 aggregate principal amount to Sequel. Such loans accrue interest at the rate of 18% per annum, mature on the earlier of January 31, 2001 and the fifth business day following the closing of the initial public offering of securities of Sequel (or the Registrant following the closing of the Acquisition), and have a aggregate premium of $1,700,000. Mr. Bernbaum has agreed to waive the payment of the accrued interest and premium effective upon the closing of the Acquisition. The principal amount of such loan will be repaid by the Registrant out of proceeds of anticipated future financings and available cash.

                         ------------------------------

         The information contained herein concerning Sequel and the executive officers and directors of the Registrant following the closing of the Acquisition has been furnished to the Registrant by Sequel. The Registrant assumes no responsibility for the accuracy or completeness of such information.